                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                       ----------------------------------

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 1998

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number  001-02979



                       ----------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Wells Fargo & Company Tax Advantage and
                                 Retirement Plan
                                 c/o Wells Fargo Bank, N.A.
                                 Human Resources Service Center
                                 MAC: 4101-103
                                 Post Office Box 29781
                                 Phoenix, Arizona  85038-9781

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Wells Fargo & Company
                                 420 Montgomery Street
                                 San Francisco, CA  94163

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 WELLS FARGO & COMPANY
                                 TAX ADVANTAGE AND RETIREMENT PLAN

                                 /S/ Rodney L. Jacobs

                                 Chairman, President and Chief Executive Officer

                                 WFC Holdings Corporation



Date:  June 30, 1999

                                 EXHIBIT INDEX

Exhibit
-------
23  Accountant's Consent

DRAFT   06/29/99

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



Retirement Plans Administrative Committee
WFC Holdings Corporation:

We have audited the accompanying statements of net assets available for plan benefits of Wells Fargo & Company Tax Advantage and Retirement Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Wells Fargo & Company Tax Advantage and Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a)
- schedule of assets held for investment purposes, Item 27(b) - schedule of loans or fixed income obligations and Item 27(d) - schedule of reportable transactions as of or for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
San Francisco, California
June 24, 1999

                             WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997



    Assets                                                                          1998                                1997
                                                                                --------------                      -------------
Investments at fair value:
    Tax Advantage and Retirement Plan:
       Asset Allocation Fund                                                    $  513,510,933                        422,831,432
       Bond Index Fund                                                              84,907,447                         66,127,262
       Growth Stock Fund                                                           148,650,322                        150,736,896
       Short-Intermediate Term Fund                                                 31,079,832                         24,094,829
       Money Market Fund                                                           321,307,905                        296,117,568
       S&P 500 Stock Fund                                                          500,872,039                        408,235,985
       Guaranteed Income Fund                                                      146,899,267                        174,675,823
       Real Estate Equity Fund                                                          71,528                            478,985
       Wells Fargo Stock Fund                                                      972,432,544                        827,647,590

Investments at fair value as determined by quoted market price:
    Mutual Funds:
       EuroPacific Growth Fund                                                      75,029,349                         78,986,025

       MasterWorks LifePath Funds:
           MasterWorks LifePath 2000                                                 9,590,262                          9,166,079
           MasterWorks LifePath 2010                                                25,790,529                         21,198,198
           MasterWorks LifePath 2020                                                30,051,067                         25,821,891
           MasterWorks LifePath 2030                                                24,523,746                         19,188,923
           MasterWorks LifePath 2040                                                45,581,929                         35,398,706
                                                                                --------------                      -------------
                                                                                   135,537,533                        110,773,797
                                                                                --------------                      -------------
Investments at cost, which approximates fair value:
    Forfeiture account                                                                 518,772                            903,034
    Participant loans                                                               74,320,277                         74,537,880
                                                                                --------------                      -------------
                  Total assets                                                   3,005,137,748                      2,636,147,106

                                LIABILITIES

Forfeitures due to sponsor for future
contributions                                                                          518,772                            903,034
                                                                                --------------                      -------------
                  Total liabilities                                                    518,772                            903,034
                                                                                --------------                      -------------
                  Net assets available for plan benefits                        $3,004,618,976                      2,635,244,072
                                                                                --------------                      -------------
                                                                                --------------                      -------------

See accompanying notes to financial statements.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1998



                                                                                                    ASSET                   BOND
                                                                            FORFEITURE            ALLOCATION                INDEX
                                                         TOTAL                ACCOUNT                FUND                   FUND
                                                -------------------         ----------            ------------           -----------
Additions to net assets attributed to:
    Investment income:
       Interest income                          $        33,086,821             86,539                      --                   --
       Net appreciation in fair value
           of investments                               441,111,207                 --             108,776,145            6,559,542
                                                -------------------         ----------            ------------           -----------
                                                        474,198,028             86,539             108,776,145            6,559,542
                                                -------------------         ----------            ------------           -----------
    Contributions:
       Employer                                          93,737,118                 --              12,210,113            2,780,519
       Employee                                          68,163,094                 --               9,705,701            2,040,029
       Rollover                                           4,051,056                 --                 157,804              191,748
                                                -------------------         ----------            ------------           -----------
                                                        165,951,268                 --              22,073,618            5,012,296
                                                -------------------         ----------            ------------           -----------
              Total additions                           640,149,296             86,539             130,849,763           11,571,838
                                                -------------------         ----------            ------------           -----------
Deductions from net assets attributed to:
       Distributions to participants                   (269,910,192)           (52,678)            (31,566,297)          (7,756,022)
       Forfeitures due to sponsor for
           future contributions                            (518,772)          (518,772)                     --                   --
       Administrative expenses                             (345,428)              (688)                (49,382)             (10,233)
                                                -------------------         ----------            ------------           -----------
              Total deductions                         (270,774,392)          (572,138)            (31,615,679)          (7,766,255)
                                                -------------------         ----------            ------------           -----------
Interfund transfers                                              --            485,599              (8,554,583)          14,974,602
                                                -------------------         ----------            ------------           -----------
              Net increase (decrease)                   369,374,904                 --              90,679,501           18,780,185

Net assets available for plan benefits:
    Beginning of year                                 2,635,244,072                 --             422,831,432           66,127,262
                                                -------------------         ----------            ------------           -----------
    End of year                                 $     3,004,618,976                 --             513,510,933           84,907,447
                                                -------------------         ----------            ------------           -----------
                                                -------------------         ----------            ------------           -----------


                                                     GROWTH               SHORT-                 MONEY                 S&P
                                                      STOCK            INTERMEDIATE              MARKET                500
                                                      FUND               TERM FUND               FUND               STOCK FUND
                                                ---------------        -------------          -----------          ------------
Additions to net assets attributed to:
    Investment income:
       Interest income                                       --                   --           15,942,107                    --
       Net appreciation in fair value
           of investments                            18,042,439            2,442,535                   --           112,116,551
                                                ---------------        -------------          -----------          ------------
                                                     18,042,439            2,442,535           15,942,107           112,116,551
                                                ---------------        -------------          -----------          ------------
    Contributions:
       Employer                                       9,780,612            1,009,865           22,590,852            16,277,831
       Employee                                       7,796,433              782,998           11,217,553            13,252,581
       Rollover                                         299,036              138,048            2,132,269               749,853
                                                ---------------        -------------          -----------          ------------
                                                     17,876,081            1,930,911           35,940,674            30,280,265
                                                ---------------        -------------          -----------          ------------
              Total additions                        35,918,520            4,373,446           51,882,781           142,396,816
                                                ---------------        -------------          -----------          ------------
Deductions from net assets attributed to:
       Distributions to participants                (12,536,491)          (3,071,876)         (65,001,720)          (38,440,083)
       Forfeitures due to sponsor for
           future contributions                              --                   --                   --                    --
       Administrative expenses                          (27,448)              (3,076)             (51,635)              (56,288)
                                                ---------------        -------------          -----------          ------------
              Total deductions                      (12,563,939)          (3,074,952)         (65,053,355)          (38,496,371)
                                                ---------------        -------------          -----------          ------------
Interfund transfers                                 (25,441,155)           5,686,509           38,360,911           (11,264,391)
                                                ---------------        -------------          -----------          ------------
              Net increase (decrease)                (2,086,574)           6,985,003           25,190,337            92,636,054

Net assets available for plan benefits:
    Beginning of year                               150,736,896           24,094,829          296,117,568           408,235,985
                                                ---------------        -------------          -----------          ------------
    End of year                                     148,650,322           31,079,832          321,307,905           500,872,039
                                                ---------------        -------------          -----------          ------------
                                                ---------------        -------------          -----------          ------------


                                                 GUARANTEED
                                                   INCOME
                                                    FUND
                                                 ------------
Additions to net assets attributed to:
    Investment income:
       Interest income                              9,327,542
       Net appreciation in fair value
           of investments                                  --
                                                 ------------
                                                    9,327,542
                                                 ------------
    Contributions:
       Employer                                            --
       Employee                                            --
       Rollover                                            --
                                                 ------------
                                                           --
                                                 ------------
              Total additions                       9,327,542
                                                 ------------
Deductions from net assets attributed to:
       Distributions to participants              (23,622,027)
       Forfeitures due to sponsor for
           future contributions                            --
       Administrative expenses                        (22,950)
                                                 ------------
              Total deductions                    (23,644,977)
                                                 ------------
Interfund transfers                               (13,459,121)
                                                 ------------
              Net increase (decrease)             (27,776,556)
                                                 ------------
Net assets available for plan benefits:
    Beginning of year                             174,675,823
                                                 ------------
    End of year                                   146,899,267
                                                 ------------
                                                 ------------


See accompanying notes to financial statements.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1998


                                                                                                                 MASTERWORKS
                                               REAL ESTATE           WELLS FARGO           EUROPACIFIC          LIFEPATH 2000
                                               EQUITY FUND            STOCK FUND           GROWTH FUND                FUND
                                              --------------        --------------        --------------        --------------
  Additions to net assets attributed to:
    Investment income:
       Interest income                        $           --                    --                    --                    --
       Net appreciation in fair value
           of investments                             78,805           159,088,723            10,927,348               927,429
                                              --------------        --------------        --------------        --------------
                                                      78,805           159,088,723            10,927,348               927,429
                                              --------------        --------------        --------------        --------------
    Contributions:
       Employer                                           --            17,357,534             4,576,449               298,812
       Employee                                           --            14,144,335             3,745,279               249,195
       Rollover                                           --               145,352               129,327                13,479
                                              --------------        --------------        --------------        --------------
                                                          --            31,647,221             8,451,055               561,486
                                              --------------        --------------        --------------        --------------
              Total additions                         78,805           190,735,944            19,378,403             1,488,915
                                              --------------        --------------        --------------        --------------

Deductions from net assets
    attributed to:
       Distributions to participants                      --           (61,309,559)           (6,216,962)             (780,933)
       Forfeitures due to sponsor for
           future contributions                           --                    --                    --                    --
       Administrative expenses                            --               (89,469)              (11,919)                 (971)
                                              --------------        --------------        --------------        --------------
              Total deductions                            --           (61,399,028)           (6,228,881)             (781,904)
                                              --------------        --------------        --------------        --------------
Interfund transfers                                 (486,262)           15,448,038           (17,106,198)             (282,828)
                                              --------------        --------------        --------------        --------------
              Net increase (decrease)               (407,457)          144,784,954            (3,956,676)              424,183

Net assets available for plan benefits:
    Beginning of year                                478,985           827,647,590            78,986,025             9,166,079
                                              --------------        --------------        --------------        --------------
    End of year                               $       71,528           972,432,544            75,029,349             9,590,262
                                              --------------        --------------        --------------        --------------
                                              --------------        --------------        --------------        --------------

                                              MASTERWORKS           MASTERWORKS             MASTERWORKS           MASTERWORKS
                                             LIFEPATH 2010         LIFEPATH 2020           LIFEPATH 2030         LIFEPATH 2040
                                                 FUND                  FUND                    FUND                  FUND
                                             --------------        --------------         --------------        --------------
 Additions to net assets attributed to:
   Investment income:
       Interest income                                    --                    --                    --                    --
       Net appreciation in fair value
           of investments                          3,515,868             4,995,544             4,510,558             9,129,720
                                              --------------        --------------        --------------        --------------
                                                   3,515,868             4,995,544             4,510,558             9,129,720
                                              --------------        --------------        --------------        --------------
    Contributions:
       Employer                                      985,214             1,372,898             1,434,264             3,062,155
       Employee                                      759,958             1,018,988             1,054,858             2,395,186
       Rollover                                       14,470                26,053                15,526                38,091
                                              --------------        --------------        --------------        --------------
                                                   1,759,642             2,417,939             2,504,648             5,495,432
                                              --------------        --------------        --------------        --------------
              Total additions                      5,275,510             7,413,483             7,015,206            14,625,152
                                              --------------        --------------        --------------        --------------
Deductions from net assets
    attributed to:
       Distributions to participants              (1,719,081)           (2,312,672)           (1,887,046)           (3,879,234)
       Forfeitures due to sponsor for
           future contributions                           --                    --                    --                    --
       Administrative expenses                        (2,579)               (3,901)               (4,924)               (9,965)
                                              --------------        --------------        --------------        --------------
              Total deductions                    (1,721,660)           (2,316,573)           (1,891,970)           (3,889,199)
                                              --------------        --------------        --------------        --------------
Interfund transfers                                1,038,481              (867,734)              211,587              (552,730)
                                              --------------        --------------        --------------        --------------
              Net increase (decrease)              4,592,331             4,229,176             5,334,823            10,183,223
Net assets available for plan benefits:
    Beginning of year                             21,198,198            25,821,891            19,188,923            35,398,706
                                              --------------        --------------        --------------        --------------
    End of year                                   25,790,529            30,051,067            24,523,746            45,581,929
                                              --------------        --------------        --------------        --------------
                                              --------------        --------------        --------------        --------------

                                               PARTICIPANT
                                                   LOANS
                                              --------------
 Additions to net assets attributed to:
   Investment income:
       Interest income                             7,730,633
       Net appreciation in fair value
           of investments                                 --
                                              --------------
                                                   7,730,633
                                              --------------
    Contributions:
       Employer                                           --
       Employee                                           --
       Rollover                                           --
                                              --------------
                                                          --
                                              --------------
              Total additions                      7,730,633
                                              --------------
Deductions from net assets
    attributed to:
       Distributions to participants              (9,757,511)
       Forfeitures due to sponsor for
           future contributions                           --
       Administrative expenses                            --
                                              --------------
              Total deductions                    (9,757,511)
Interfund transfers                                1,809,275
                                              --------------
              Net increase (decrease)               (217,603)
Net assets available for plan benefits:
    Beginning of year                             74,537,880
                                              --------------
    End of year                                   74,320,277
                                              --------------
                                              --------------


See accompanying notes to financial statements.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 1997



                                                                                   ASSET              BOND              GROWTH
                                                              FORFEITURE         ALLOCATION           INDEX              STOCK
                                                 TOTAL         ACCOUNT             FUND               FUND               FUND
                                            ---------------  ------------      -------------      -------------      -------------
Additions to net assets attributed to:
     Investment income:
        Interest income                     $    34,013,403        40,853                 --                 --                 --
        Net appreciation in fair value
           of investments                       396,899,994            --         76,813,151          5,272,835          6,202,874
                                            ---------------  ------------      -------------      -------------      -------------
                                                430,913,397        40,853         76,813,151          5,272,835          6,202,874
                                            ---------------  ------------      -------------      -------------      -------------
     Contributions:
        Employer                                101,317,744      (161,842)        15,391,723          3,518,942         12,164,475
        Employee                                 70,603,917        (1,007)        11,014,820          2,351,224          9,678,856
        Rollover                                  2,421,205            --            335,148             43,305            241,669
                                            ---------------  ------------      -------------      -------------      -------------
                                                174,342,866      (162,849)        26,741,691          5,913,471         22,085,000
                                            ---------------  ------------      -------------      -------------      -------------
              Total additions                   605,256,263      (121,996)       103,554,842         11,186,306         28,287,874
                                            ---------------  ------------      -------------      -------------      -------------

Deductions from net assets attributed to:
        Distributions to participants          (266,269,211)      (55,781)       (25,326,746)        (5,344,804)       (11,610,515)
        Administrative expenses                    (327,055)     (136,344)           (27,083)            (5,549)           (14,701)
                                            ---------------  ------------      -------------      -------------      -------------
              Total deductions                 (266,596,266)     (192,125)       (25,353,829)        (5,350,353)       (11,625,216)
                                            ---------------  ------------      -------------      -------------      -------------
Interfund transfers                                      --       314,121          8,007,357          8,675,257          1,226,420
                                            ---------------  ------------      -------------      -------------      -------------
              Net increase (decrease)           338,659,997            --         86,208,370         14,511,210         17,889,078

Net assets available for plan benefits:
     Beginning of year                        2,296,584,075            --        336,623,062         51,616,052        132,847,818
                                            ---------------  ------------      -------------      -------------      -------------
     End of year                            $ 2,635,244,072            --        422,831,432         66,127,262        150,736,896
                                            ---------------  ------------      -------------      -------------      -------------
                                            ---------------  ------------      -------------      -------------      -------------


                                                 SHORT-              MONEY               S&P             GUARANTEED
                                              INTERMEDIATE           MARKET              500                INCOME
                                                TERM FUND             FUND            STOCK FUND             FUND
                                              -------------      -------------      -------------      -------------
Additions to net assets attributed to:
     Investment income:
        Interest income                                  --         14,937,820                 --         11,864,839
        Net appreciation in fair value
           of investments                         1,613,987                 --         93,548,996                 --
                                              -------------      -------------      -------------      -------------
                                                  1,613,987         14,937,820         93,548,996         11,864,839
                                              -------------      -------------      -------------      -------------

     Contributions:
        Employer                                  1,467,941         19,438,370         16,852,036             (4,960)
        Employee                                  1,054,064          9,157,954         12,896,984             (3,349)
        Rollover                                     33,608            293,725            473,576                 --
                                              -------------      -------------      -------------      -------------
                                                  2,555,613         28,890,049         30,222,596             (8,309)
                                              -------------      -------------      -------------      -------------
              Total additions                     4,169,600         43,827,869        123,771,592         11,856,530
                                              -------------      -------------      -------------      -------------

Deductions from net assets attributed to:
        Distributions to participants            (2,603,889)       (60,300,789)       (25,379,346)       (39,185,458)
        Administrative expenses                      (1,580)           (31,505)           (26,223)           (22,080)
                                              -------------      -------------      -------------      -------------
              Total deductions                   (2,605,469)       (60,332,294)       (25,405,569)       (39,207,538)
                                              -------------      -------------      -------------      -------------
Interfund transfers                               4,376,293         42,588,511         49,426,017        (26,947,631)
                                              -------------      -------------      -------------      -------------
              Net increase (decrease)             5,940,424         26,084,086        147,792,040        (54,298,639)

Net assets available for plan benefits:
     Beginning of year                           18,154,405        270,033,482        260,443,945        228,974,462
                                              -------------      -------------      -------------      -------------
     End of year                                 24,094,829        296,117,568        408,235,985        174,675,823
                                              -------------      -------------      -------------      -------------
                                              -------------      -------------      -------------      -------------


See accompanying notes to financial statements.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997



                                                                                                   MASTERWORKS      MASTERWORKS
                                               Real Estate      Wells Fargo     EuroPacific      LifePath 2000     LifePath 2010
                                               Equity Fund      Stock Fund      Growth Fund          Fund              Fund
                                              -------------    -------------    -------------    -------------    -------------
Additions to net assets attributed to:
     Investment income:
        Interest income                       $          --               --               --               --               --
        Net appreciation of fair value
           of investments                           181,235      192,203,871        5,386,515          759,003        2,578,511
                                              -------------    -------------    -------------    -------------    -------------

                                                    181,235      192,203,871        5,386,515          759,003        2,578,511
                                              -------------    -------------    -------------    -------------    -------------

     Contributions:
        Employer                                       (153)      20,086,005        5,484,632          433,121        1,382,653
        Employee                                         --       14,559,301        4,479,583          337,806        1,020,633
        Rollover                                         --          572,179          154,700            1,452           43,542
                                              -------------    -------------    -------------    -------------    -------------

                                                       (153)      35,217,485       10,118,915          772,379        2,446,828
                                              -------------    -------------    -------------    -------------    -------------

              Total additions                       181,082      227,421,356       15,505,430        1,531,382        5,025,339
                                              -------------    -------------    -------------    -------------    -------------

Deductions from net assets attributable to:
        Distributions to participants                   (74)     (73,461,180)      (5,999,333)      (1,185,623)      (1,827,771)
        Administrative expenses                          --          (45,681)          (6,513)            (475)          (1,103)
                                              -------------    -------------    -------------    -------------    -------------

              Total deductions                          (74)     (73,506,861)      (6,005,846)      (1,186,098)      (1,828,874)
                                              -------------    -------------    -------------    -------------    -------------

Interfund transfers                              (2,197,761)    (136,836,441)      14,680,298        3,171,155        4,837,622
                                              -------------    -------------    -------------    -------------    -------------

              Net increase (decrease)            (2,016,753)      17,078,054       24,179,882        3,516,439        8,034,087

Net assets available for plan benefits:
     Beginning of year                            2,495,738      810,569,536       54,806,143        5,649,640       13,164,111
                                              -------------    -------------    -------------    -------------    -------------

     End of year                              $     478,985      827,647,590       78,986,025        9,166,079       21,198,198
                                              -------------    -------------    -------------    -------------    -------------
                                              -------------    -------------    -------------    -------------    -------------


                                               MASTERWORKS      MASTERWORKS      MASTERWORKS
                                              LifePath 2020    LifePath 2030    LifePath 2040      Participant
                                                  Fund             Fund             Fund              Loans
                                              -------------    -------------    -------------    -------------
Additions to net assets attributed to:
     Investment income:
        Interest income                       $          --               --               --        7,169,891
        Net appreciation of fair value
           of investments                         3,727,250        2,982,323        5,629,443               --
                                              -------------    -------------    -------------    -------------

                                                  3,727,250        2,982,323        5,629,443        7,169,891
                                              -------------    -------------    -------------    -------------

     Contributions:
        Employer                                  1,679,001        1,309,905        2,275,895               --
        Employee                                  1,223,483          966,944        1,866,621               --
        Rollover                                     68,434           87,893           71,974               --
                                              -------------    -------------    -------------    -------------

                                                  2,970,918        2,364,742        4,214,490               --
                                              -------------    -------------    -------------    -------------

              Total additions                     6,698,168        5,347,065        9,843,933        7,169,891
                                              -------------    -------------    -------------    -------------

Deductions from net assets attributable to:
        Distributions to participants            (1,498,028)      (1,261,467)      (1,942,110)      (9,286,297)
        Administrative expenses                      (1,749)          (1,906)          (4,563)              --
                                              -------------    -------------    -------------    -------------

              Total deductions                   (1,499,777)      (1,263,373)      (1,946,673)      (9,286,297)
                                              -------------    -------------    -------------    -------------

Interfund transfers                               5,654,202        4,528,668       10,142,790        8,353,122
                                              -------------    -------------    -------------    -------------

              Net increase (decrease)            10,852,593        8,612,360       18,040,050        6,236,716

Net assets available for plan benefits:
     Beginning of year                           14,969,298       10,576,563       17,358,656       68,301,164
                                              -------------    -------------    -------------    -------------

     End of year                                 25,821,891       19,188,923       35,398,706       74,537,880
                                              -------------    -------------    -------------    -------------
                                              -------------    -------------    -------------    -------------



See accompanying notes to financial statements.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

(1)  DESCRIPTION OF PLAN

     The following description of the Wells Fargo & Company Tax Advantage and Retirement Plan (the Plan) provides only general information. Participants should refer to the Wells Fargo Benefits Book and the Plan Document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution retirement plan with a 401(k) feature covering eligible salaried and full-commission employees of WFC Holdings Corporation (WFC Holdings) and its participating affiliates (the Company). Upon completion of one year of employment, eligible employees may invest pre-tax dollars which are eligible for matching Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b)  CONTRIBUTIONS

          There are five types of contributions currently available under the Plan, which are dependent upon participant eligibility. They are as follows:

          (i)   PRE-TAX CONTRIBUTIONS

                Effective September 1998, participants may contribute from 1% to 15% (1% to 10% prior to September 1998) of their covered compensation (as defined by the Plan document) up to a specified annual maximum of $10,000 in 1998 and $9,500 in 1997. Pre-Tax contributions may be changed, discontinued, or resumed at any time. Based on total Plan participation, Pre-Tax contributions from participants designated as highly compensated may be limited to less than 15% in order to comply with Internal Revenue Code (IRC) Section 401(k). Additional limitations on elective or individual maximum contributions may be imposed under the IRC.

          (ii)  ROLLOVER CONTRIBUTIONS

                Distributions received by eligible employees from a former employer's qualified retirement plan can be rolled over as a tax deferred contribution to the Plan.

          (iii) MATCHING COMPANY CONTRIBUTIONS

                Participants who make Pre-Tax contributions receive a matching Company contribution each pay period. For employees with three or more years of service, the Company Match is the lesser of the amount of the participants pre-tax contributions or 4% of the participant's covered compensation. For participants with less than three years of service, the Company Match is the lesser of 50% of the amount of the pre-tax contribution or 2% of the covered compensation.

          (iv)  COMPANY PLUS CONTRIBUTIONS

                Participants hired (or with an adjusted service date) prior to January 1, 1992, receive Company Plus contributions equal to 2% of their covered compensation each pay period until becoming fully vested in their retirement contributions.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

          (v)   RETIREMENT CONTRIBUTIONS

                Participants receive Retirement contributions equal to 6% of their covered compensation each pay period, except for participants receiving Company Plus contributions. (Participants who are eligible for Company Plus contributions receive retirement contributions of 4%. When these participants become fully vested in their retirement account, Company Plus contributions are discontinued and retirement contributions are increased to 6%.)

          The IRC limits the total amount of contributions and benefits a participant can receive. These limitations may restrict the annual contributions to the Plan. Income taxes on contributions to all Plan accounts, except the after-tax account, are deferred until distribution from the Plan.

     (c)  PARTICIPANT ACCOUNTS

          The Plan establishes and maintains pre-tax, rollover, matching, company plus, retirement, after-tax, qualified nonelective contribution (effective January 1, 1998) and prior plan accounts in the name of each participant. The appropriate accounts are credited with contributions, interest income and net appreciation, and are debited for withdrawals and distributions.

          The prior plan account contains: (1) certain balances from the company account under the Wells Fargo & Company Incentive and Savings Plan (I&S), representing participating Company contributions made on behalf of the participants for Plan years ending prior to January 1, 1984;
          (2) certain balances transferred to the Plan from other qualified predecessor 401(k) plans, as a result of the Company's acquisition of other institutions; and (3) the cash value of certain participant balances from the Company's Employee Stock Ownership Plan, terminated in 1988.

     (d)  INVESTMENT ELECTIONS

          Participants may change their investment elections among the Plan investment funds on any business day.

     (e)  VESTING

          The retirement account has the following vesting schedule:

                       Length of service                   Vesting
               ---------------------------------       --------------

               Less than 3 years                               0%
               3 years but Less than 4 years                  20%
               4 years but less than 5 years                  40%
               5 years but less than 6 years                  60%
               6 years but less than 7 years                  80%
               7 years or more                               100%

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

          Participants also become fully vested in their retirement account (1) at age 65; (2) upon death while in the employ of the Company; (3) if terminally disabled and taking a terminally disabled withdrawal as defined by the Plan; and (4) if the employee becomes totally and permanently disabled as defined by the IRC.

          Participants are fully vested in all other Plan accounts.

          Forfeitures of account balances are used to reduce future Company contributions to the Plan. At December 31, 1998 and 1997, forfeitures available to reduce future employer contributions totaled approximately $0.5 million and $0.9 million, respectively. Also, in 1998 and 1997, employer contributions were reduced by forfeitures of approximately $8.6 million and $10.4 million, respectively.

     (f)  DISTRIBUTIONS TO PARTICIPANTS

          Upon termination of employment or retirement, participants are entitled to receive a distribution of the vested portion of their accounts, at the current market value. Distributions may be received in a lump sum, or for balances greater than $5,000, in installment payment or an annuity. For balances greater than $5,000, participants may defer receiving benefits until the April 1 immediately following the end of the calendar year in which the participant attains age 70 1/2, whether or not still employed by the Company and continue to share in investment gains and losses based on their portion of interest in the Plan. If the participant is an employee and was born before July 1, 1917 and accrued a benefit under the Plan before July 1, 1984 and had designated in writing a method of distribution which would not have disqualified the trust under certain provisions, distribution need not begin until his or her employment with the Company ends. However, they no longer receive Company contributions and may not make further contributions.

          According to the terms of the Plan, withdrawals can be made by participants from after-tax or rollover contributions, or by participants aged 59 1/2 or older. With Plan Administrator approval, withdrawals can be made for hardship cases or terminal disability. Any distributions from the Plan may be subject to income taxes and penalties.

     (g)  PARTICIPANT LOANS

          Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. The loans are secured by the portion of the participant's account from which each respective loan is made. The term of a loan may not exceed four years, except that a loan for the purpose of acquiring the participant's principal residence may have a term of up to ten years. The maximum loan amount allowed is the lesser of $50,000 or 50% of the participant's vested account balance. For loans made prior to 1996, interest was charged at a fixed rate equal to the Wells Fargo Bank Prime Rate, at the time the loan was processed, plus 2%. Starting in 1996, interest charged on loans is based on the Wall Street Journal Prime Rate, at the time the loan is processed, plus 2% - fixed for the term of the loan.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accounting and reporting policies of the Plan conform to generally accepted accounting principles. Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


     (a)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Investments are stated at fair value. Investments in the custom funds (see note 4) are valued at quoted market prices of the underlying investments. Unit values are determined by dividing each investment fund's net assets at market value by the number of units outstanding on the valuation date. Guaranteed investment contracts are valued at contract value, which approximates fair value (note 3). Short-term and temporary investments are valued at amortized cost, which approximates fair value. Participant loans, including participant loans in default, are valued at cost which approximates fair value. Investment transactions are recorded on a trade date basis. The cost of investments sold is computed on an average cost basis. Realized and unrealized gains (losses) from investments are included in net appreciation (depreciation). Money Market Fund and Guaranteed Income Fund earnings are included in interest income.

     (b)  DISTRIBUTIONS TO PARTICIPANTS

          Distributions to participants are recorded when paid.

     (c)  INCOME TAXES

          The Internal Revenue Service has determined and informed the Company by a letter dated July 26, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(3)  GUARANTEED INCOME FUND

     Guaranteed investment contracts in the Guaranteed Income Fund are recorded at contract value (which represents contributions made under the contract, plus interest earned at the contract rate, less funds used to pay distributions and withdrawals) because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the investment contracts approximates fair value. Maturity dates of the guaranteed investment contracts range from June 30, 1999 to January 31, 2000. The total return for guaranteed investment contracts in 1998 and 1997 were approximately 6.1% and 6.2%, respectively. At December 31, 1998, the crediting interest rates on the remaining investment contracts ranged from 7.45% to 8.17% Effective July 1, 1996, participants can no longer make contributions or interfund transfers into this fund.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

(4)  INVESTMENT FUNDS AND INVESTMENTS

     Effective January 1, 1998, Merrill Lynch Trust Company FSB became the Plan's successor trustee replacing Barclays Global Investors, N.A. (BGI), as a result of the sale of the MasterWorks Division of BGI to Merrill Lynch, Pierce, Fenner & Smith, Inc.

     Effective January 6, 1997, the Asset Allocation, Bond Index, Growth Stock, Short-Intermediate Term, Money Market, S&P 500 Stock and Wells Fargo Stock Funds became unregistered separate accounts created for the Plan, investing in collective funds, except for the Wells Fargo Stock Fund (see note 4(i)), in accordance with the funds' objectives.

     Merrill Lynch manages the custom funds (except the Wells Fargo Stock
     Fund), which invest in the collective funds managed by BGI. BGI provides investment advice for the Asset Allocation Fund, Bond Index Fund, Money Market Fund, S&P 500 Stock Fund, and Guaranteed Income Fund. For the Growth Stock Fund and Short-Intermediate Term Fund, BGI receives investment advice from Wells Fargo Bank. The assets of the Masterworks LifePath-Registered Trademark- mutual funds are managed by BGI according to the funds' objectives. Capital Research and Management Company manages the assets of the EuroPacific Growth Fund (a mutual fund), in accordance with the Fund's objectives.

     Participants may select among the following investment options:

     (a)  ASSET ALLOCATION FUND

          The Asset Allocation Fund seeks to earn a long-term high level of total return and control risk by pursuing an "asset allocation" strategy. The fund invests in a mix of three asset classes--common stocks, long-term U.S. Treasury Bonds and money market instruments--which is adjusted over time based on the expected risk and returns of each asset class compared to the others.

     (b)  BOND INDEX FUND

          The Bond Index Fund seeks to match the performance of the Lehman Brothers Government/Corporate Bond Index, by investing in a portfolio of U.S. Treasury, U.S. government agencies and high-quality U.S. corporate bonds. The fund attempts to earn moderate returns with a moderate level of risk by diversifying among a broad range of issuers and maturities of approximately three and five years.

     (c)  GROWTH STOCK FUND

          The Growth Stock Fund seeks to outperform the Standard & Poor's 500 Stock Index over periods of three to five years. The fund attempts to achieve long-term higher returns by investing primarily in small and medium sized companies whose growth rates in earnings and revenues are expected to be above average.

------------------------
-Registered Trademark-LifePath, LifePath 2000, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040 are registered trademarks of Barclay's Global Investors, N.A.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

     (d)  SHORT-INTERMEDIATE TERM FUND

          The Short-Intermediate Term Fund seeks to provide total returns higher than those of the Lehman Brothers Intermediate Government/Corporate Bond Index, by investing in a mix of U.S. Government and corporate bonds, and other fixed income securities (e.g., mortgage and asset backed securities, and money market investments). The fund attempts to earn moderate returns with a moderate level of risk by diversifying among a broad range of fixed income securities with maturities of approximately three to five years.

     (e)  MONEY MARKET FUND

          The Money Market Fund seeks competitive, short-term rates of return while preserving the value of principal. The fund invests in a broad range of high-quality, short-term instruments issued by banks, corporations, and the U.S. government and its agencies (e.g., certificates of deposit, commercial paper, corporate notes, loan participant notes, repurchased agreements and U.S. Treasury bills).

     (f)  S&P 500* STOCK FUND

          The S&P 500 Stock Fund is an index fund that seeks to match the performance of the S&P 500 Index by investing in most of the same stocks. The fund attempts to earn long-term high returns by investing in a broad array of established U.S. companies and most of the largest companies in the U.S. economy.

     (g)  GUARANTEED INCOME FUND

          The Guaranteed Income Fund was transferred from the Employee Savings Plan of First Interstate Bancorp and its affiliates. The fund invests primarily in guaranteed investment contracts issued by insurance companies. Effective July 1, 1996, participants can no longer make contributions or interfund transfers into this fund. As contracts expire, proceeds are placed in the money market funds within the Guaranteed Income Fund and no new contracts are being issued.

     (h)  REAL ESTATE EQUITY FUND

          The Real Estate Equity Fund invests in units of the Wells Fargo Bank Real Estate Equity Fund for Employee Benefit Trusts (REEF), a collective real estate fund that invests primarily in commercial real estate properties. The fair value of investments in such properties is generally determined based upon annual independent appraisals.

          In 1994, the trustee of REEF determined that it was in the best interest of all unitholders to begin an orderly liquidation of REEF's assets. Participants can no longer make contributions or interfund transfers into or out of the Real Estate Equity Fund. Accordingly, pro rata distributions are being

--------

       * S&P Corporation (S&P) does not sponsor or promote the fund nor is S&P affiliated in any way with Barclays Global Investors, N.A. "S&P(R)" and "S&P 500(R)" are service marks of McGraw-Hill, Inc., and have been licensed for use by Barclays Global Investors, N.A. The fund is not endorsed or sold by S&P, and S&P makes no representation for warranty, express or implied, regarding the advisability of investing in the fund.

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


          made as proceeds become available through the orderly liquidation of properties held by REEF (except in cases of distributions required by law which are given priority). The trustee of REEF determines the monthly pro rata distribution after setting aside appropriate reserves for expenses, capital expenditures and other cash needs.
          It is expected that the Fund will be closed in October 1999, one year after the sale of the last property which occurred in October 1998.

     (i)  WELLS FARGO STOCK FUND

          The Wells Fargo Stock Fund invests in shares of Wells Fargo & Company common stock (see note 8).

     (j)  EUROPACIFIC GROWTH FUND

          The EuroPacific Growth Fund seeks long-term growth of capital by investing in companies based outside of the United States. The Fund invests in stock of non-U.S. companies which appear to offer above-average growth potential. Holdings range from small firms to multinational corporations located in major world markets as well as in smaller, developing countries.

     (k)  LIFEPATH FUNDS

          Each LifePath Fund name contains a target date and seeks to maximize returns while maintaining a level of risk appropriate to its target date. The funds are asset allocation funds that invest in a mix of domestic and international stocks and bonds, and in money market instruments, based on the expected risk and return of the different asset classes. Each fund adjusts its mix of investments to achieve a balance of short-term stability and long-term appreciation most appropriate to its target date. Over time, as it nears its target date, each LifePath Fund will invest more conservatively by reducing its investment in stocks and increasing its investment in bonds and money market instruments.

     (l)  SWEEP ACCOUNT

          The Sweep Account serves as a temporary holding account for Plan assets pending investment or disbursement. The Sweep Account invests in the BGI Money Market Fund for MasterWorks.


          During 1998 and 1997, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) as follows:


                                                 NET APPRECIATION (DEPRECIATION)
                                                           IN FAIR VALUE
                                                   ----------------------------
                                                       1998              1997
                                                  ------------      -----------
Of investments at fair value:
   Tax Advantage and Retirement Plan:
      Asset Allocation                            $108,776,145       77,284,195
      Bond Index Fund                                6,559,542        5,454,757
      Growth Stock Fund                              8,042,439        6,149,003
      Short-Intermediate Term fund                   2,442,535        1,648,192
      S&P 500 Stock Fund                           112,116,551       90,906,891
      Wells Fargo Stock Fund                       159,088,723      192,203,871

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

                                                        NET APPRECIATION (DEPRECIATION)
                                                                  IN FAIR VALUE
                                                          ----------------------------
                                                              1998              1997
                                                          -----------      -----------
Of investments at fair value as determined by
  collective fund market prices:
    Barclays Global Investors Investment Funds
      for Retirement Plans:
         Asset Allocation Fund                                   --          (471,044)
         Bond Index Fund                                         --          (181,922)
         Growth Stock Fund                                       --            53,871
         Short-Intermediate Term Fun                             --           (34,205)
         S&P 500 Stock Fund                                      --         2,642,105

Of investments at fair value as determined by
  quoted market price:
    EuroPacific Growth Fund                              10,927,348         5,386,515

    MasterWorks LifePath Funds:
         LifePath 2000 Funds                                927,429           759,003
         LifePath 2010 Funds                              3,515,868         2,578,511
         LifePath 2020 Funds                              4,995,544         3,727,250
         LifePath 2030 Funds                              4,510,558         2,982,323
         LifePath 2040 Funds                              9,129,720         5,629,443

Of investments at estimated fair value:
  Tax Advantage and Retirement Plan Real
    Estate Equity Fund                                       78,805           181,235
                                                       ------------       -----------
           Total net appreciation in  fair value       $441,111,207       396,899,994
                                                       ------------       -----------
                                                       ------------       -----------

(5)   COMPANY CONTRIBUTIONS

      Company contributions to the Plan were made during the year to participant accounts as follows (in millions):

                                      1998           1997
                                -------------   -------------

     Company Match              $     31.3           37.5
     Company Plus                      0.3            1.2
     Retirement                       62.1           62.6
                                -------------   -------------
                Total           $     93.7          101.3
                                -------------   -------------
                                -------------   -------------

(6)   CONCENTRATION OF INVESTMENTS

      The Plan's investment in shares of Wells Fargo & Company common stock represents 32% and 31% of total assets at December 31, 1998 and 1997, respectively. Wells Fargo & Company is a bank holding company. Wells Fargo & Company and subsidiaries is a diversified financial services company providing banking, mortgage and consumer finance throughout North America.

(7)   ADMINISTRATIVE EXPENSES

      Trustee and recordkeeping fees paid to Merrill Lynch are charged to, and reflected as a reduction in the investment return of the Tax Advantage and Retirement Plan investment funds, except for the Real Estate Equity Fund. Certain investment management fees paid to Merrill Lynch are charged to, and reflected as a reduction in the investment return of, the Tax Advantage and Retirement Plan custom funds except for the Short-Intermediate Term Fund, Growth Stock Fund and the Real Estate Equity Fund. Therefore, such expenses are borne indirectly by participants. These fees vary between funds and range from 0.11% to 0.95% of average net assets in 1998 and 0.15% to 0.97% of average net assets in 1997. For mutual funds, operating expenses are borne by the funds and, therefore, indirectly by participants. Administrative fees related to participant loans are charged directly to each participant's account.

      Administrative expenses such as legal and accounting fees directly related to the Plan are paid by the Company.

(8)   MERGER WITH NORWEST CORPORATION

      Effective November 2, 1998, Wells Fargo & Company merged with WFC Holdings, a wholly-owned subsidiary of Norwest Corporation, and Norwest Corporation changed its name to Wells Fargo & Company. As such, WFC Holdings became the administrator and sponsor of the Plan. In addition, each share of the common stock of Wells Fargo -- premerger held in the Wells Fargo Stock Fund -- was automatically converted into 10 shares of the common stock of the new Wells Fargo & Company.

      As of December 31, 1998, the employee benefit plans under the pre-merger Wells Fargo & Company and pre-merger Norwest Corporation remained separate. Plans under the two companies will be merged in 1999 (see note
      10).

(9)   PLAN TERMINATION

      The Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their retirement accounts. The Company plans to merge the Plan with the Norwest Corporation Savings and Investment Plan in 1999 (see note 10).

 (10) SUBSEQUENT EVENT

      As a result of the merger between Wells Fargo & Company and Norwest Corporation, the Company will introduce new benefit programs, including new retirement plans. In May 1999, the Tax Advantage and Retirement Plan changed service providers from Merrill Lynch to Wells Fargo Institutional Trust Group. As part of the entire benefits transition process in connection with the merger of the two companies, the Plan will merge into the new Wells Fargo & Company 401(k) Plan in July 1999. With this transition, some investment funds are being eliminated and some new investment funds are being introduced. Participants' account balances will be transferred automatically into the new plan.

                                                                      SCHEDULE 1

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                          Year ended December 31, 1998


                                                                                                         HISTORICAL       MARKET
         ISSUER                              DESCRIPTION                     UNIT VALUE*     UNITS         COST           VALUE
------------------------- -------------------------------------------------- -----------  ------------ -------------  -------------
Wells Fargo & Company      Participant loans (11,876 loans-- interest rates
    Tax Advantage and          ranging from 6.98% to 13.00%)                  $    --              --  $   74,320,277     74,320,277
    Retirement Plan**

                           Tax Advantage and Retirement Plan:
Barclays Global Investors      Asset Allocation Fund                            27.93      18,385,640     345,369,815    513,510,933
Barclays Global Investors      Bond Index Fund                                  16.76       5,066,077      75,453,680     84,907,447
Barclays Global Investors      Growth Stock Fund                                24.27       6,124,859     127,601,247    148,650,322
Barclays Global Investors      Short-Intermediate Term Fund                     15.74       1,974,702      28,145,747     31,079,832
Barclays Global Investors      Money Market Fund                                 1.00     321,307,905     321,307,905    321,307,905
Barclays Global Investors      S&P 500 Stock Fund                               34.61      14,471,888     323,845,423    500,872,039
Wells Fargo & Company**        Guaranteed Income Fund                           11.62      12,638,018     146,899,267    146,899,267
Wells Fargo & Company**        Real Estate Equity Fund                          18.15           3,941          37,951         71,528
Wells Fargo & Company**        Wells Fargo Stock Fund                           82.73      11,754,292     530,747,713    972,432,544

The American Funds Group   EuroPacific Growth Fund                              28.40       2,641,878      70,315,191     75,029,349

                           MasterWorks LifePath Funds:
Barclays Global Investors      LifePath 2000 Fund                               11.64         823,906       9,416,287      9,590,262
Barclays Global Investors      LifePath 2010 Fund                               14.40       1,791,009      23,155,467     25,790,529
Barclays Global Investors      LifePath 2020 Fund                               16.48       1,823,487      25,484,107     30,051,067
Barclays Global Investors      LifePath 2030 Fund                               18.73       1,309,330      19,891,890     24,523,746
Barclays Global Investors      LifePath 2040 Fund                               20.33       2,242,102      36,621,804     45,581,929
                                                                                                        -------------  -------------

                                                                                                       $2,158,613,771  3,004,618,976
                                                                                                        -------------  -------------
                                                                                                        -------------  -------------


*   Unit value is rounded
**  Party in interest


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998



                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------

Jocelyn L Brown                       $           2,638                  --                   --               2,130
108 Hilltop Dr
Vallejo, CA 94591

Jocelyn L Brown                                   5,174                  --                   --               5,174
108 Hilltop Dr
Vallejo, CA 94591

Roland E Cooley                                  12,000                  --                   --               9,346
2717 Humboldt Avenue
Oakland, CA 94602

Roland E Cooley                                   6,000                  --                   --               5,896
2717 Humboldt Avenue
Oakland, CA 94602

Lilly R Humphrey                                  4,000                 490                  339               3,148
3218 Deering Street
Oakland, CA 94601

Erlinda M Beltran                                 1,422                 204                   78               1,218
132 Bertita St.
San Francisco, CA 94112

Erlinda M Beltran                                 1,221                   6                   15               1,216
132 Bertita St.
San Francisco, CA 94112

D James Lindholm                                  5,444                 739                  185               2,900
1344 La Playa #3
San Francisco, CA 94122-1019

D James Lindholm                                  2,500                 138                   68               2,362
1344 La Playa #3
San Francisco, CA 94122-1019

Cheri Griffith                                    5,050                  --                   --               2,479
13872 Olive Grove Pl
Poway, CA 92064-0000

Cheri Griffith                                   11,717                  --                   --               9,236
13872 Olive Grove Pl
Poway, CA 92064-0000

Frank H Trieu                                    13,000               2,027                  682               5,344
P.O. Box 424106
San Francisco, CA 94142

                                                  DATE OF              INTEREST             MATURITY
               OBLIGOR                             NOTE                RATE (%)               DATE
-----------------------------------------   --------------------   -----------------   -------------------
Jocelyn L Brown                                  12/11/96               10.25               12/15/00
108 Hilltop Dr
Vallejo, CA 94591

Jocelyn L Brown                                   12/8/97                10.5               11/30/01
108 Hilltop Dr
Vallejo, CA 94591

Roland E Cooley                                   8/27/96               10.25               8/31/00
2717 Humboldt Avenue
Oakland, CA 94602

Roland E Cooley                                   7/15/97                10.5               7/15/01
2717 Humboldt Avenue
Oakland, CA 94602

Lilly R Humphrey                                  6/11/97                10.5               6/15/01
3218 Deering Street
Oakland, CA 94601

Erlinda M Beltran                                12/29/97                10.5               12/31/00
132 Bertita St.
San Francisco, CA 94112

Erlinda M Beltran                                 4/3/98                 10.5               3/31/01
132 Bertita St.
San Francisco, CA 94112

D James Lindholm                                  5/20/96               10.25               5/15/00
1344 La Playa #3
San Francisco, CA 94122-1019

D James Lindholm                                  3/26/98                10.5               3/31/01
1344 La Playa #3
San Francisco, CA 94122-1019

Cheri Griffith                                   12/15/95               10.75               12/15/98
13872 Olive Grove Pl
Poway, CA 92064-0000

Cheri Griffith                                    7/16/96               10.25               7/15/00
13872 Olive Grove Pl
Poway, CA 92064-0000

Frank H Trieu                                    11/10/95               10.75               11/15/99
P.O. Box 424106
San Francisco, CA 94142

                                                  AMOUNT               AMOUNT
                                                  OVERDUE             OVERDUE
               OBLIGOR                           PRINCIPAL            INTEREST
--------------------------------------       ------------------   -----------------

Jocelyn L Brown                                        684                 246
108 Hilltop Dr
Vallejo, CA 94591

Jocelyn L Brown                                      1,100                 602
108 Hilltop Dr
Vallejo, CA 94591

Roland E Cooley                                      3,667               1,254
2717 Humboldt Avenue
Oakland, CA 94602

Roland E Cooley                                      1,692                 814
2717 Humboldt Avenue
Oakland, CA 94602

Lilly R Humphrey                                       459                  26
3218 Deering Street
Oakland, CA 94601

Erlinda M Beltran                                      204                  59
132 Bertita St.
San Francisco, CA 94112

Erlinda M Beltran                                      234                  81
132 Bertita St.
San Francisco, CA 94112

D James Lindholm                                       721                 149
1344 La Playa #3
San Francisco, CA 94122-1019

D James Lindholm                                       380                 125
1344 La Playa #3
San Francisco, CA 94122-1019

Cheri Griffith                                       2,479                 368
13872 Olive Grove Pl
Poway, CA 92064-0000

Cheri Griffith                                       4,014               1,372
13872 Olive Grove Pl
Poway, CA 92064-0000

Frank H Trieu                                        1,958                  40
P.O. Box 424106
San Francisco, CA 94142



                                       18                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998



                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------

Frank H Trieu                                    14,185               1,949                1,157              10,159
P.O. Box 424106
San Francisco, CA 94142

Evelyn S Acosta                                   1,934                 507                   45                 320
1301 W Mariposa S
Phoenix, AZ 85013

Tamya L Walker                                   13,000                  --                   --              10,107
20 Debussy
Ventura, CA 93003

Tamya L Walker                                    5,000                  --                   --               4,680
20 Debussy
Ventura, CA 93003

Diane C Camacho                                   1,600                 390                   50                 259
4703 Ivy Street
Pico Rivera, CA 90660

Diane C Camacho                                   1,300                 289                   67                 478
4703 Ivy Street
Pico Rivera, CA 90660

Janice F Triplett                                14,142               2,332                  615               5,172
2314 Glen Way
Palo Alto, CA 94303

Janice F Triplett                                17,300               2,360                1,246              11,096
2314 Glen Way
Palo Alto, CA 94303

Thelma Parker                                     3,200                 697                  298               2,497
1337 66th St
Berkeley, CA 94702

Patrick J Santini                                 3,000                 220                  315               2,063
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Patrick J Santini                                 4,000                 109                  454               3,819
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Wendy P. Chin                                    14,700               5,740                2,576              11,241
38 Perita Drive
Daly City, CA 94015

                                               DATE OF              INTEREST             MATURITY
               OBLIGOR                          NOTE                RATE (%)               DATE
--------------------------------------   --------------------   -----------------   -------------------
Frank H Trieu                                  2/28/97               10.25               2/28/01
P.O. Box 424106
San Francisco, CA 94142

Evelyn S Acosta                                12/8/95               10.75               11/30/98
1301 W Mariposa S
Phoenix, AZ 85013

Tamya L Walker                                 11/4/96               10.25               10/31/00
20 Debussy
Ventura, CA 93003

Tamya L Walker                                 7/23/97                10.5               7/15/01
20 Debussy
Ventura, CA 93003

Diane C Camacho                                2/10/95                 11                2/15/99
4703 Ivy Street
Pico Rivera, CA 90660

Diane C Camacho                                11/9/95               10.75               11/15/99
4703 Ivy Street
Pico Rivera, CA 90660

Janice F Triplett                              11/9/95               10.75               11/15/99
2314 Glen Way
Palo Alto, CA 94303

Janice F Triplett                             10/21/96               10.25               10/15/00
2314 Glen Way
Palo Alto, CA 94303

Thelma Parker                                  7/28/97                10.5               7/31/01
1337 66th St
Berkeley, CA 94702

Patrick J Santini                              8/16/96               10.25               8/15/00
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Patrick J Santini                              8/18/97                10.5               8/15/01
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Wendy P. Chin                                 10/20/97                10.5               10/15/01
38 Perita Drive
Daly City, CA 94015

                                                  AMOUNT               AMOUNT
                                                  OVERDUE             OVERDUE
               OBLIGOR                           PRINCIPAL            INTEREST
--------------------------------------       ------------------   -----------------
Frank H Trieu                                        1,655                  80
P.O. Box 424106
San Francisco, CA 94142

Evelyn S Acosta                                        320                  10
1301 W Mariposa S
Phoenix, AZ 85013

Tamya L Walker                                       3,324               1,118
20 Debussy
Ventura, CA 93003

Tamya L Walker                                       1,185                 532
20 Debussy
Ventura, CA 93003

Diane C Camacho                                        197                   2
4703 Ivy Street
Pico Rivera, CA 90660

Diane C Camacho                                        140                   4
4703 Ivy Street
Pico Rivera, CA 90660

Janice F Triplett                                    1,488                  40
2314 Glen Way
Palo Alto, CA 94303

Janice F Triplett                                    2,259                  86
2314 Glen Way
Palo Alto, CA 94303

Thelma Parker                                          251                  21
1337 66th St
Berkeley, CA 94702

Patrick J Santini                                      660                  15
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Patrick J Santini                                      939                 121
19 Camino Del Oro
Rancho Santa Ma, CA 92688

Wendy P. Chin                                           83                  --
38 Perita Drive
Daly City, CA 94015



                                       19                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998



                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------

Neldred Cummins                                  10,000                 100                   30               6,983
339 Amelia St.
Vallejo, CA 94589

Neldred Cummins                                  10,000                  96                   34               7,873
339 Amelia St.
Vallejo, CA 94589

Isabelle Prugh                                    6,150                  10                   69               2,224
30473 Mulholland Hwy #48
Agoura, CA 91301

Isabelle Prugh                                   18,000                  --                  235              13,123
30473 Mulholland Hwy #48
Agoura, CA 91301

Sandra E. Hawkins                                21,000                  --                   --               8,820
124 Fushia Ct.
Martinez, CA 94550

Sandra E. Hawkins                                20,000                  --                   --              17,965
124 Fushia Ct.
Martinez, CA 94550

Penny L Martin                                   20,787               5,185                  736               3,837
9744 Pinon Way
Kelseyville, CA 95451

Billie R Martinez                                 3,408                 542                  105               2,689
3900 Lutheran Circle
Sacramento, CA 95826

Billie R Martinez                                   730                 243                   26                 487
3900 Lutheran Circle
Sacramento, CA 95826

Susan L Smith                                    10,223               1,062                  402               7,983
3622 Mt. Diabio
Lafayette, CA 94549

Nannette F Kurth                                  6,600                  --                   --               3,559
935 Cambert Street
Laverne, CA 91750

                                               DATE OF              INTEREST             MATURITY
               OBLIGOR                          NOTE                RATE (%)               DATE
--------------------------------------   --------------------   -----------------   -------------------

Neldred Cummins                                8/6/96                10.25               7/31/00
339 Amelia St.
Vallejo, CA 94589

Neldred Cummins                               12/19/96               10.25               12/15/00
339 Amelia St.
Vallejo, CA 94589

Isabelle Prugh                                12/14/94                10.5               12/15/98
30473 Mulholland Hwy #48
Agoura, CA 91301

Isabelle Prugh                                 5/17/96               10.25               5/15/00
30473 Mulholland Hwy #48
Agoura, CA 91301

Sandra E. Hawkins                              1/24/95                10.5               1/31/99
124 Fushia Ct.
Martinez, CA 94550

Sandra E. Hawkins                              5/16/97                10.5               5/51/01
124 Fushia Ct.
Martinez, CA 94550

Penny L Martin                                 1/30/95                10.5               1/31/99
9744 Pinon Way
Kelseyville, CA 95451

Billie R Martinez                              10/9/97                10.5               10/15/99
3900 Lutheran Circle
Sacramento, CA 95826

Billie R Martinez                             12/10/97                10.5               12/15/98
3900 Lutheran Circle
Sacramento, CA 95826

Susan L Smith                                  2/19/97               10.25               2/15/01
3622 Mt. Diabio
Lafayette, CA 94549

Nannette F Kurth                               8/23/95               10.75               8/15/99
935 Cambert Street
Laverne, CA 91750


                                               AMOUNT               AMOUNT
                                               OVERDUE             OVERDUE
               OBLIGOR                        PRINCIPAL            INTEREST
--------------------------------------    ------------------   -----------------

Neldred Cummins                                   2,423                 706
339 Amelia St.
Vallejo, CA 94589

Neldred Cummins                                   2,333                 798
339 Amelia St.
Vallejo, CA 94589

Isabelle Prugh                                    2,224                 235
30473 Mulholland Hwy #48
Agoura, CA 91301

Isabelle Prugh                                    5,911               1,562
30473 Mulholland Hwy #48
Agoura, CA 91301

Sandra E. Hawkins                                 8,279               1,326
124 Fushia Ct.
Martinez, CA 94550

Sandra E. Hawkins                                 4,763               1,956
124 Fushia Ct.
Martinez, CA 94550

Penny L Martin                                    3,304                  20
9744 Pinon Way
Kelseyville, CA 95451

Billie R Martinez                                 1,217                 201
3900 Lutheran Circle
Sacramento, CA 95826

Billie R Martinez                                   487                  33
3900 Lutheran Circle
Sacramento, CA 95826

Susan L Smith                                     1,892                 481
3622 Mt. Diabio
Lafayette, CA 94549

Nannette F Kurth                                  2,304                 480
935 Cambert Street
Laverne, CA 91750

                                       20                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998

                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------

Nannette F Kurth                                  6,183                  --                   --               4,817
935 Cambert Street
Laverne, CA 91750

Ruiko M Hoshida                                   1,500                 230                  140               1,228
17350 Temple Ave #316
La Puente, CA 91744

Jueline Bleavins                                 17,186               1,816                  398               8,310
1159 Keniston Avenue
Los Angeles, CA 90019

Jueline Bleavins                                 23,700               1,079                  783              22,621
1159 Keniston Avenue
Los Angeles, CA 90019

Juanita Dallas                                    2,500                 722                   34                  13
2155 S Myrtle Ave
Monrovia, Ca 91016

Juanita Dallas                                    6,291               1,404                  544               4,036
2155 S Myrtle Ave
Monrovia, Ca 91016

Veronica Llewellyn                                2,200                 366                  161               1,452
7131 Santa Barbara Ct.
Fontana, CA 92336

Diane R Lassor                                    6,000                  --                   --               5,774
4530 Blum Rd
Martinez, CA 94553

Atyeh Sohrabzadeh                                 2,636                 964                  154                 902
429 Eastgate Lane
Martinez, CA 94553

Melinda Acton                                     3,700                 767                  359               2,718
3217 Mcnutt Ave
Walnut Creek, CA 94596

Mark T Ito                                        2,600                 500                  275               1,935
737 W Lemon Ave
Arcadia, CA 91007

Cindy K. Jukich                                     500                  --                   --                 500
1844 Scott Road
Concord, CA 94521


                                               DATE OF              INTEREST             MATURITY
               OBLIGOR                          NOTE                RATE (%)               DATE
--------------------------------------   --------------------   -----------------   -------------------

Nannette F Kurth                               8/26/96               10.25               8/31/00
935 Cambert Street
Laverne, CA 91750

Ruiko M Hoshida                                9/10/97                10.5               9/15/01
17350 Temple Ave #316
La Puente, CA 91744

Jueline Bleavins                               2/14/96               10.25               2/15/00
1159 Keniston Avenue
Los Angeles, CA 90019

Jueline Bleavins                               2/3/98                 10.5               1/31/02
1159 Keniston Avenue
Los Angeles, CA 90019

Juanita Dallas                                 9/20/94                9.75               9/15/98
2155 S Myrtle Ave
Monrovia, Ca 91016

Juanita Dallas                                12/10/96               10.25               12/15/00
2155 S Myrtle Ave
Monrovia, Ca 91016

Veronica Llewellyn                             1/28/97               10.25               1/31/01
7131 Santa Barbara Ct.
Fontana, CA 92336

Diane R Lassor                                 5/12/97                10.5               5/15/01
4530 Blum Rd
Martinez, CA 94553

Atyeh Sohrabzadeh                              2/14/97               10.25               2/15/99
429 Eastgate Lane
Martinez, CA 94553

Melinda Acton                                  5/29/97                10.5               4/30/00
3217 Mcnutt Ave
Walnut Creek, CA 94596

Mark T Ito                                     5/12/97                10.5               5/15/01
737 W Lemon Ave
Arcadia, CA 91007

Cindy K. Jukich                                9/29/97                10.5               9/30/01
1844 Scott Road
Concord, CA 94521
                                                AMOUNT               AMOUNT
                                                OVERDUE             OVERDUE
               OBLIGOR                         PRINCIPAL            INTEREST
----------------------------------------   ------------------   -----------------
Nannette F Kurth                                   1,890                 646
935 Cambert Street
Laverne, CA 91750

Ruiko M Hoshida                                      130                  10
17350 Temple Ave #316
La Puente, CA 91744

Jueline Bleavins                                   2,676                 498
1159 Keniston Avenue
Los Angeles, CA 90019

Jueline Bleavins                                   3,044               1,408
1159 Keniston Avenue
Los Angeles, CA 90019

Juanita Dallas                                        13                  --
2155 S Myrtle Ave
Monrovia, Ca 91016

Juanita Dallas                                       586                  32
2155 S Myrtle Ave
Monrovia, Ca 91016

Veronica Llewellyn                                   178                  12
7131 Santa Barbara Ct.
Fontana, CA 92336

Diane R Lassor                                     1,859                 883
4530 Blum Rd
Martinez, CA 94553

Atyeh Sohrabzadeh                                    716                   5
429 Eastgate Lane
Martinez, CA 94553

Melinda Acton                                        854                  81
3217 Mcnutt Ave
Walnut Creek, CA 94596

Mark T Ito                                           239                  16
737 W Lemon Ave
Arcadia, CA 91007

Cindy K. Jukich                                      130                  69
1844 Scott Road
Concord, CA 94521



                                       21                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998

                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------
Venita Commer                                       700                 372                   34                 150
1618 Revere Avenue
San Francisco, CA 94124

Alisa C Douglas                                   2,500                 244                   42               1,778
3274 Morcom Avenue
Oakland, CA 94619

Alisa C Douglas                                   6,000                  --                   --               6,000
3274 Morcom Avenue
Oakland, CA 94619

Daniel E Acevedo                                  2,000                  99                  191               1,941
1653 253rd St
Harbor City, CA 90710

Judy L Allen                                      2,340                 102                   50               2,210
935 14th Street
Fortuna, CA 95540

Sukoji C Wade                                       919                 112                   58                 846
4701 Woodbridge Way
Antioch, CA 94509

Sharon L Lekas                                      580                 133                   40                 318
P.O. Box 345
Mira Loma, CA 91752

Sharon L Lekas                                      798                 139                   73                 659
P.O. Box 345
Mira Loma, CA 91752

Ahmed M Arikat                                      980                 209                   65                 581
260 Merrydale
San Rafael, CA 94903

Ahmed M Arikat                                    3,347                 212                  271               3,165
260 Merrydale
San Rafael, CA 94903

Lori J Vosekalns                                  3,400                 217                  139               3,183
6103 Estrella Ave
San Diego, CA 92120

Deborah M Smith                                  40,600               4,073                3,366              36,897
1668 Cloverleaf Dr
Sparks, NV 89434


                                                   DATE OF              INTEREST             MATURITY
               OBLIGOR                              NOTE                RATE (%)               DATE
--------------------------------------       --------------------   -----------------   -------------------
Venita Commer                                      1/6/97                10.25               12/31/98
1618 Revere Avenue
San Francisco, CA 94124

Alisa C Douglas                                    7/11/97                10.5               7/15/99
3274 Morcom Avenue
Oakland, CA 94619

Alisa C Douglas                                    3/18/98                10.5               3/15/01
3274 Morcom Avenue
Oakland, CA 94619

Daniel E Acevedo                                   1/22/98                10.5               1/15/00
1653 253rd St
Harbor City, CA 90710

Judy L Allen                                      11/12/97                10.5               11/15/01
935 14th Street
Fortuna, CA 95540

Sukoji C Wade                                      5/13/98                10.5               5/15/99
4701 Woodbridge Way
Antioch, CA 94509

Sharon L Lekas                                    11/25/96               10.25               11/30/00
P.O. Box 345
Mira Loma, CA 91752

Sharon L Lekas                                     1/23/98                10.5               1/15/02
P.O. Box 345
Mira Loma, CA 91752

Ahmed M Arikat                                     3/27/97               10.25               3/31/00
260 Merrydale
San Rafael, CA 94903

Ahmed M Arikat                                     3/2/98                 10.5               2/28/02
260 Merrydale
San Rafael, CA 94903

Lori J Vosekalns                                   1/8/98                 10.5               12/31/01
6103 Estrella Ave
San Diego, CA 92120

Deborah M Smith                                    2/19/98                10.5               2/15/02
1668 Cloverleaf Dr
Sparks, NV 89434

                                                 AMOUNT               AMOUNT
                                                 OVERDUE             OVERDUE
               OBLIGOR                          PRINCIPAL            INTEREST
--------------------------------------      ------------------   -----------------
Venita Commer                                         150                   1
1618 Revere Avenue
San Francisco, CA 94124

Alisa C Douglas                                     1,030                 149
3274 Morcom Avenue
Oakland, CA 94619

Alisa C Douglas                                     1,256                 507
3274 Morcom Avenue
Oakland, CA 94619

Daniel E Acevedo                                      796                  14
1653 253rd St
Harbor City, CA 90710

Judy L Allen                                          408                 189
935 14th Street
Fortuna, CA 95540

Sukoji C Wade                                         474                   6
4701 Woodbridge Way
Antioch, CA 94509

Sharon L Lekas                                          1                  --
P.O. Box 345
Mira Loma, CA 91752

Sharon L Lekas                                          8                   3
P.O. Box 345
Mira Loma, CA 91752

Ahmed M Arikat                                        128                   4
260 Merrydale
San Rafael, CA 94903

Ahmed M Arikat                                        335                  26
260 Merrydale
San Rafael, CA 94903

Lori J Vosekalns                                      440                 198
6103 Estrella Ave
San Diego, CA 92120

Deborah M Smith                                     2,986                 311
1668 Cloverleaf Dr
Sparks, NV 89434


                                       22                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998

                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------
Wilma J Glatz                                    23,055                 416                  681              21,983
1148 Coral Desert Dr.
Las Vegas, NV 89123

Anita M Dehghani                                  1,000                  --                   --               1,000
24135 Jagger St.
Lake Forest, CA 92630

Anita M Dehghani                                  2,688                  --                   --               2,688
24135 Jagger St.
Lake Forest, CA 92630

Gerald L Charette                                 1,500               3,000                  135               1,500
2144 E Nighthawk Way
Phoenix, AZ 85048

Gerald L Charette                                 3,296               6,592                  211               3,296
2144 E Nighthawk Way
Phoenix, AZ 85048

Sandra A Venable                                    650                   8                    7                 642
17602 N Cave Crk Rd
Phoenix, AZ 85032

Max Saclayan                                      6,000               1,298                  586               4,759
234 Elizabeth Lane
Upland, CA 91786

Breneda K Madden                                  8,700               1,753                  627               4,846
P.O. Box 91052
Pasadena, CA 91109

Wanda L Harman                                    2,536                  --                   --               2,536
14900 Memorial Dr
Houston, TX 77079

Carmen R Sanchez                                  3,000                  --                   --               2,763
2011 N 29th St
Phoenix, AZ 85008

Carmen R Sanchez                                  3,000                  --                   --               2,966
2011 N 29th St
Phoenix, AZ 85008


                                                   DATE OF              INTEREST             MATURITY
               OBLIGOR                              NOTE                RATE (%)               DATE
--------------------------------------       --------------------   -----------------   -------------------
Wilma J Glatz                                      4/24/97                10.5               4/30/07
1148 Coral Desert Dr.
Las Vegas, NV 89123

Anita M Dehghani                                   7/24/97                10.5               7/31/99
24135 Jagger St.
Lake Forest, CA 92630

Anita M Dehghani                                   8/7/97                 10.5               7/31/01
24135 Jagger St.
Lake Forest, CA 92630

Gerald L Charette                                  4/6/98                 10.5               6/30/99
2144 E Nighthawk Way
Phoenix, AZ 85048

Gerald L Charette                                  5/20/98                10.5               5/15/02
2144 E Nighthawk Way
Phoenix, AZ 85048

Sandra A Venable                                   2/4/98                 10.5               1/31/00
17602 N Cave Crk Rd
Phoenix, AZ 85032

Max Saclayan                                       7/22/97                10.5               7/15/01
234 Elizabeth Lane
Upland, CA 91786

Breneda K Madden                                   9/5/96                10.25               8/31/00
P.O. Box 91052
Pasadena, CA 91109

Wanda L Harman                                     8/1/97                 10.5               7/31/01
14900 Memorial Dr
Houston, TX 77079

Carmen R Sanchez                                   8/1/97                 10.5               7/31/98
2011 N 29th St
Phoenix, AZ 85008

Carmen R Sanchez                                   8/26/97                10.5               8/31/01
2011 N 29th St
Phoenix, AZ 85008


                                                AMOUNT               AMOUNT
                                                OVERDUE             OVERDUE
               OBLIGOR                         PRINCIPAL            INTEREST
--------------------------------------     ------------------   -----------------
Wilma J Glatz                                      1,131               1,785
1148 Coral Desert Dr.
Las Vegas, NV 89123

Anita M Dehghani                                     679                 159
24135 Jagger St.
Lake Forest, CA 92630

Anita M Dehghani                                     781                 419
24135 Jagger St.
Lake Forest, CA 92630

Gerald L Charette                                    830                 116
2144 E Nighthawk Way
Phoenix, AZ 85048

Gerald L Charette                                    358                 216
2144 E Nighthawk Way
Phoenix, AZ 85048

Sandra A Venable                                     256                  54
17602 N Cave Crk Rd
Phoenix, AZ 85032

Max Saclayan                                         563                  39
234 Elizabeth Lane
Upland, CA 91786

Breneda K Madden                                     687                  39
P.O. Box 91052
Pasadena, CA 91109

Wanda L Harman                                       734                 400
14900 Memorial Dr
Houston, TX 77079

Carmen R Sanchez                                   2,763                 373
2011 N 29th St
Phoenix, AZ 85008

Carmen R Sanchez                                     799                 395
2011 N 29th St
Phoenix, AZ 85008



                                       23                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998

                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------
Darlene F Smyer                                   3,500                 315                  139               2,992
4045 E Nancy Ln
Phoenix, AZ 85040

Stacy L Lauderbaugh                               5,000               1,119                  435               3,601
1291 Slide Mtn Dr
Carson City, NV 89706

David S Burnett                                   2,000                  10                    3                 700
7111 SW 12th Dr
Portland, OR 97219

David S Burnett                                   8,500                  81                   29               6,624
7111 SW 12th Dr
Portland, OR 97219

Shannon R Anderson                               11,500                 437                1,037              10,370
38888 S Nowlens Br Rd
Scott Mills, OR 97375

Judith K Cogger                                     499                  --                   --                 499
310 Ne 106th
Portland, OR 97220

Linda J Cook                                      3,000                 243                  111               2,678
8347 Malachite Avenue
Ranch Cucamnga, CA 91730

Debra L Asato                                    11,803               1,943                  836               7,370
3546 N Strang Ave
Rosemead, CA 91770

Dora Mo                                           2,500                 487                  170               1,460
1700 S Third St
Alhambra, CA 91803

Dora Mo                                           2,000                 172                  190               1,846
1700 S Third St
Alhambra, CA 91803

Jian C Hou                                        5,000                 520                  265               4,205
1318 Coronado Ter
Los Angeles, CA 90026

Deborah K Hightower                               3,000                 201                   74               2,220
3906 Saint Andrews
Boise, ID 83705


                                                   DATE OF              INTEREST             MATURITY
               OBLIGOR                              NOTE                RATE (%)               DATE
--------------------------------------       --------------------   -----------------   -------------------
Darlene F Smyer                                    8/26/97                10.5               8/31/01
4045 E Nancy Ln
Phoenix, AZ 85040

Stacy L Lauderbaugh                                4/29/97                10.5               4/30/01
1291 Slide Mtn Dr
Carson City, NV 89706

David S Burnett                                    8/31/90                 10                8/31/00
7111 SW 12th Dr
Portland, OR 97219

David S Burnett                                   12/10/96               10.25               12/15/00
7111 SW 12th Dr
Portland, OR 97219

Shannon R Anderson                                10/22/96               10.25               10/15/06
38888 S Nowlens Br Rd
Scott Mills, OR 97375

Judith K Cogger                                    3/30/98                10.5               3/31/02
310 Ne 106th
Portland, OR 97220

Linda J Cook                                       9/15/97                10.5               9/15/01
8347 Malachite Avenue
Ranch Cucamnga, CA 91730

Debra L Asato                                     11/26/96               10.25               11/30/00
3546 N Strang Ave
Rosemead, CA 91770

Dora Mo                                            2/28/97               10.25               2/29/00
1700 S Third St
Alhambra, CA 91803

Dora Mo                                            1/14/98                10.5               1/15/02
1700 S Third St
Alhambra, CA 91803

Jian C Hou                                         8/11/97                10.5               8/15/01
1318 Coronado Ter
Los Angeles, CA 90026

Deborah K Hightower                                9/27/96               10.25               9/30/00
3906 Saint Andrews
Boise, ID 83705

                                                 AMOUNT               AMOUNT
                                                 OVERDUE             OVERDUE
               OBLIGOR                          PRINCIPAL            INTEREST
--------------------------------------      ------------------   -----------------
Darlene F Smyer                                       465                 186
4045 E Nancy Ln
Phoenix, AZ 85040

Stacy L Lauderbaugh                                   393                  30
1291 Slide Mtn Dr
Carson City, NV 89706

David S Burnett                                       215                  60
7111 SW 12th Dr
Portland, OR 97219

David S Burnett                                     1,963                 671
7111 SW 12th Dr
Portland, OR 97219

Shannon R Anderson                                    393                  87
38888 S Nowlens Br Rd
Scott Mills, OR 97375

Judith K Cogger                                        73                  40
310 Ne 106th
Portland, OR 97220

Linda J Cook                                          457                 191
8347 Malachite Avenue
Ranch Cucamnga, CA 91730

Debra L Asato                                       1,026                  59
3546 N Strang Ave
Rosemead, CA 91770

Dora Mo                                               379                  11
1700 S Third St
Alhambra, CA 91803

Dora Mo                                               230                  15
1700 S Third St
Alhambra, CA 91803

Jian C Hou                                            643                 223
1318 Coronado Ter
Los Angeles, CA 90026

Deborah K Hightower                                   736                 234
3906 Saint Andrews
Boise, ID 83705


                                       24                            (Continued)

                                                                      SCHEDULE 2

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

           Line 27(b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998

                                             ORIGINAL*            PRINCIPAL            INTEREST
                                                LOAN               RECEIVED            RECEIVED             UNPAID**
               OBLIGOR                         AMOUNT                1998                1998               BALANCE
--------------------------------------   -------------------   -----------------   ------------------   -----------------
Deborah K Hightower                                 600                  54                   21                 441
3906 Saint Andrews
Boise, ID 83705

David Cox                                         2,200                 225                   39               1,219
14 Pond Rd.
Searsmont, ME 4973

David Cox                                         3,350                 211                  139               3,139
14 Pond Rd.
Searsmont, ME 4973

Gloria D Litonjua                                14,884               2,156                1,270              10,995
2139 W Sta Ynez St
Los Angeles, CA 90026

Maura M Lopez                                     3,500               1,239                  287               2,292
2345 Highbury Ave.
Los Angeles, CA 90032

Linda D Brown                                       750                 152                   40                 419
432 NE Hemlock
Redmond, OR 97756

Ralph I Finfrock Jr                               3,000                 409                  149               2,591
95 Cedar Drive
Camarillo, CA 93010-0000


                                                 DATE OF              INTEREST             MATURITY
               OBLIGOR                            NOTE                RATE (%)               DATE
--------------------------------------     --------------------   -----------------   -------------------
Deborah K Hightower                             10/21/96               10.25               10/15/00
3906 Saint Andrews
Boise, ID 83705

David Cox                                        6/30/96                 7                 6/30/00
14 Pond Rd.
Searsmont, ME 4973

David Cox                                        1/5/98                 10.5               12/31/01
14 Pond Rd.
Searsmont, ME 4973

Gloria D Litonjua                                4/1/97                 10.5               3/31/01
2139 W Sta Ynez St
Los Angeles, CA 90026

Maura M Lopez                                   11/20/97                10.5               11/15/99
2345 Highbury Ave.
Los Angeles, CA 90032

Linda D Brown                                    7/31/97                10.5               1/31/99
432 NE Hemlock
Redmond, OR 97756

Ralph I Finfrock Jr                              2/27/98                10.5               8/31/99
95 Cedar Drive
Camarillo, CA 93010-0000

                                                   AMOUNT               AMOUNT
                                                   OVERDUE             OVERDUE
               OBLIGOR                            PRINCIPAL            INTEREST
--------------------------------------   --   ------------------   -----------------
Deborah K Hightower                                     134                  41
3906 Saint Andrews
Boise, ID 83705

David Cox                                               322                  46
14 Pond Rd.
Searsmont, ME 4973

David Cox                                               434                 195
14 Pond Rd.
Searsmont, ME 4973

Gloria D Litonjua                                     1,631                  90
2139 W Sta Ynez St
Los Angeles, CA 90026

Maura M Lopez                                           595                  18
2345 Highbury Ave.
Los Angeles, CA 90032

Linda D Brown                                           373                   8
432 NE Hemlock
Redmond, OR 97756

Ralph I Finfrock Jr                                   1,156                  87
95 Cedar Drive
Camarillo, CA 93010-0000

  *The collateral for the loan is the participant's vested Wells Fargo & Company Tax Advantage and Retirement Plan balance, which is not subject to withdrawal. **Unpaid balance represents principal.

See accompanying independent auditors' report.

                                       25                            (Continued)

                                   SCHEDULE 3

                              WELLS FARGO & COMPANY
                        TAX ADVANTAGE AND RETIREMENT PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                               PURCHASES                                    SALES
                                     ---------------------------- -----------------------------------------------------------
                                        NUMBER                      NUMBER                                            NET
                                          OF                          OF            COST OF           SALES         REALIZED
                                     TRANSACTIONS       AMOUNT    TRANSACTIONS      ASSETS          PROCEEDS          GAIN
                                     ------------  -------------- ------------  --------------  ---------------   ------------
Tax Advantage and Retirement Plan:
     Money Market Fund                    120         163,684,631    132           138,494,293      138,494,293             --
     S&P 500 Stock Fund                   105          60,110,628    147            79,502,137       58,289,604     21,212,533
     Wells Fargo Stock Fund               132         128,717,950    120           142,875,658       84,752,694     58,122,964
                                                   --------------               --------------  ---------------   -----------

                                                   $  352,513,209               $  360,872,088      281,536,591     79,335,497
                                                   --------------               --------------  ---------------   -----------
                                                   --------------               --------------  ---------------   -----------

See accompanying independent auditors' report.

                                       26